Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

WGL HOLDINGS, INC. AND SUBSIDIARIES

Nine Months Ended June 30, 2014

($ in thousands)
FIXED CHARGES:
Interest Expense	$27,615
Amortization of Debt Premium, Discount and Expense	240
One-third of Rental Expense	1,474

TOTAL FIXED CHARGES	29,329

EARNINGS:
Net Income	$67,041
Income Taxes	33,152
Loss on Equity Method Investments	—
Distributed Income of Equity Investees	1,851
Total Fixed Charges	29,329

TOTAL EARNINGS	$131,373

Ratio of Earnings to Fixed Charges	4.5